Exhibit 99.1

Golden Star Reports First Quarter 2017 Results

Strongest quarterly production since cessation of refractory operation

TORONTO, May 3, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the first quarter ended March 31, 2017.

HIGHLIGHTS:

•	The first quarter of 2017 represents Golden Star's strongest quarterly production since the cessation of the refractory operation in the third quarter of 2015
•	9% increase in gold production to 57,795 ounces in the first quarter of 2017 compared to the first quarter of 2016 ("Q1 2016")
•	Record quarterly production from the Prestea Open Pits for the third consecutive quarter at 26,446 ounces
•	46% increase in production from the Wassa Underground Gold Mine ("Wassa Underground") to 11,482 ounces compared to the fourth quarter of 2016, as the mine continues to ramp up
•	365 days without a lost-time injury ("LTI") achieved at Wassa Underground in March 2017
•	Cash operating cost per ounce[1] of $798 and All-In Sustaining Cost ("AISC") per ounce[1] of $977 in the first quarter of 2017 – costs expected to decrease further as Wassa Underground continues to ramp up and the high grade Prestea Underground Gold Mine ("Prestea Underground") commences production
•	Capital expenditures of $16.7 million in the first quarter of 2017, with $10.3 million attributable to development capital for Prestea Underground
•	Cash provided by operations before changes in working capital[1] of $17.7 million ($0.05 per share) in the first quarter of 2017 and mine operating margin[1] of $8.7 million
•	Consolidated cash balance of $36.5 million at March 31, 2017, with the Company remaining fully funded to deliver its capital program and meet its 2017 debt repayments
•	Golden Star is on track to achieve its full year 2017 guidance in terms of gold production, cash operating cost per ounce[1], AISC per ounce[1] and capital expenditures

Notes:
1. See "Non-GAAP Financial Measures".

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"I am proud of how the Golden Star team continues to deliver on our milestones as we progress along the path to becoming a high grade, low cost, mid-tier producer.  'Doing what we said we were going to do' is becoming a hallmark of our team and this is underlined by the achievement of our strongest quarter of wholly non-refractory production.  Although our costs are lower than those we achieved in the full year 2016, we are committed to driving them down further still through the delivery of high margin ounces from our two underground mines.  Our focus is now on bringing Prestea Underground into production, optimizing the relationship between the open pit and underground operations at Wassa and on gaining a better understanding of the upside potential of our assets through our exploration program.  We are on track to achieve our 2017 guidance on all announced metrics and I look forward to updating the market on exploration results as we begin to look towards future growth."

First Quarter 2017 Conference Call Details

The Company will conduct a conference call and webcast to discuss its results for the first quarter of 2017 on Thursday, May 4, 2017 at 9:00 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 877 201 0168
Toronto Local and International: +1 647 788 4901
Conference ID: 7182765
Webcast: www.gsr.com

A recording and webcast replay of the call will be available from www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended March 31,
OPERATING SUMMARY		2017	2016
Wassa Main Pit gold sold	oz	20,049	30,887
Wassa Underground gold sold	oz	11,482	—
Prestea gold sold	oz	26,613	21,782
Total gold sold	oz	58,144	52,669
Total gold produced	oz	57,795	53,217
Average realized gold price	$/oz	1,179	1,159

Cost of sales per ounce - Consolidated[1]	$/oz	1,029	890
Cost of sales per ounce - Wassa[1]	$/oz	1,217	908
Cost of sales per ounce - Prestea[1]	$/oz	806	863
Cash operating cost per ounce - Consolidated[1]	$/oz	798	721
Cash operating cost per ounce - Wassa[1]	$/oz	942	706
Cash operating cost per ounce - Prestea[1]	$/oz	628	742
All-In Sustaining Cost per ounce - Consolidated[1]	$/oz	977	880

FINANCIAL SUMMARY
Gold revenues	$'000	68,545	61,067
Cost of sales excluding depreciation and amortization	$'000	51,406	41,058
Depreciation and amortization	$'000	8,439	5,796
Mine operating margin	$'000	8,700	14,213
General and administrative expense	$'000	7,992	7,222
(Gain)/loss on financial instruments	$'000	(2,333)	2,207
Net income attributable to Golden Star shareholders	$'000	170	2,051
Adjusted net income attributable to Golden Star shareholders[1]	$'000	3,411	8,538
Income per share attributable to Golden Star shareholders - basic and diluted	$/share	0.00	0.01
Adjusted income per share attributable to Golden Star shareholders - basic	$/share	0.01	0.03
Cash provided by operations	$'000	9,438	928
Cash provided by operations before working capital changes[1]	$'000	17,725	10,767
Cash provided by operations per share - basic	$/share	0.03	0.00
Cash provided by operations before working capital changes per share – basic[1]	$/share	0.05	0.04
Capital expenditures	$'000	16,703	15,914

Notes:
1. See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

In the first quarter of 2017 Golden Star produced 57,795 ounces of gold, representing the strongest quarterly production since the refractory operation ceased in the third quarter of 2015.  Accordingly, it also represents the strongest quarter of wholly non-refractory production since the Company's inception.

The Company's record quarterly consolidated gold production was due to the third consecutive quarter of record gold production from the Prestea Open Pits (26,446 ounces), which represents a 21% increase compared to Q1 2016.  It was also due to the impact of the high grade, underground ore from Wassa Underground being realized for the first time as the mine continues to ramp up.

Commercial production was achieved at Wassa Underground on January 1, 2017, and the mining team began accessing the high grade B Shoot zone in late March 2017.  Importantly, Wassa Underground also achieved one year (365 days) without a LTI in March 2017, underlining Golden Star's commitment to safety and employee well-being.

Golden Star's consolidated cash operating cost per ounce1 was $798 in the first quarter of 2017, an 11% increase compared to the first quarter of 2016, due to higher mining costs at the Wassa Gold Mine ("Wassa").  The consolidated AISC per ounce1 was $977, an increase of 11% compared to Q1 2016 and the consolidated cost of sales per ounce1,2 was $1,029, an increase of 16% compared to Q1 2016.  Golden Star expects its costs to decrease in the second half of 2017 as mining operations at Wassa Underground begin accessing the higher grade, larger, transverse stopes and the mine further adapts to being a combined open pit and underground operation and commercial production commences at Prestea Underground.

From a development perspective, the Company continued to reach important milestones during the quarter.  By the end of March 2017, refurbishment of Prestea Underground was in its final stages and development of the West Reef had commenced.  By May 2, 2017 the first raise had advanced by 124 metres, as planned, and the processing of stockpiled ore from Prestea Underground began in late April 2017.  The total development advance is behind schedule, due to commissioning-related infrastructure issues, but blasting of the first stoping ore at Prestea Underground remains on track to occur in the second quarter of 2017.  Commercial production is then anticipated to be achieved in the third quarter of 2017.

The Company also commenced mining at the Mampon deposit in late Q1 2017, which was a quarter earlier than expected.  Ore from Mampon is being blended with ore from the Prestea Open Pits and, due to its high grade nature, it is expected to have a positive impact on Golden Star's cash flow during the second and third quarters of 2017.

Notes
1. See "Non-GAAP Financial Measures".
2. Cost of sales is a GAAP Financial Measure but cost of sales per ounce is a Non-GAAP Financial Measure.

Wassa Gold Mine

		Three Months Ended March 31,
		2017	2016
WASSA FINANCIAL RESULTS
Revenue	$'000	$37,250	$35,949

Mine operating expenses	$'000	28,225	24,035
Severance charges	$'000	954	113
Royalties	$'000	1,913	1,864
Operating costs from/(to) metals inventory	$'000	1,482	(2,235)
Inventory net realizable value adjustment	$'000	505	—
Cost of sales excluding depreciation and amortization	$'000	33,079	23,777
Depreciation and amortization	$'000	5,304	4,279
Mine operating (loss)/margin	$'000	$(1,133)	$7,893

Capital expenditures	$'000	3,033	8,538

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	362,224	609,519
Ore mined - Underground	t	153,862	—
Ore mined - Total	t	516,086	609,519
Waste mined - Main Pit	t	1,908,825	2,406,220
Waste mined - Underground	t	54,117	—
Waste mined	t	1,962,942	2,406,220
Ore processed - Main Pit	t	501,368	640,940
Ore processed - Underground	t	155,383	—
Ore processed - Total	t	656,751	640,940
Grade processed - Main Pit	g/t	1.27	1.64
Grade processed - Underground	g/t	2.47	—
Recovery	%	93.1	94.1
Gold produced - Main Pit	oz	19,867	31,273
Gold produced - Underground	oz	11,482	—
Gold produced - Total	oz	31,349	31,273
Gold sold - Main Pit	oz	20,049	30,887
Gold sold - Underground	oz	11,482	—
Gold sold - Total	oz	31,531	30,887

Cost of sales per ounce[1]	$/oz	1,217	908
Cash operating cost per ounce[1]	$/oz	942	706

Notes
1. See "Non-GAAP Financial Measures".

Wassa Operational Overview

Both the open pit and underground operations at Wassa were in transition during the first quarter of 2017 as Wassa Underground continued to ramp up and Wassa Main Pit adapted to operating on a smaller scale and as part of a combined open pit and underground operation.  Both underground and open pit operations are expected to increase production and reduce cash operating costs1 as the year progresses.

Gold production from Wassa was 31,349 ounces in the first quarter of 2017, an increase of 76 ounces compared to Q1 2016.  In the first quarter of 2017, 63% of Wassa's gold production (19,867 ounces) was attributable to the Wassa Main Pit and 37% (11,482 ounces) was attributable to Wassa Underground.  Gold production in the same period of 2016 was attributable entirely to the Wassa Main Pit as the blasting of the first stoping ore at Wassa Underground did not occur until July 2016.  Wassa Main Pit production decreased by 36% compared to the same period in 2016 due to mining taking place in a lower ore grade zone, in line with the mine plan.

Commercial production was declared at Wassa Underground on January 1, 2017 and gold production continued to ramp up during the first quarter.  Wassa Underground's production in the first quarter of 2017 represents an increase of 46% compared to the fourth quarter of 2016.

In addition, underground mining rates during the first quarter of 2017 exceeded Golden Star's expectations.  The Company is targeting a mining rate of 1,400 tonnes per day ("tpd") from Wassa Underground in 2017, with the objective of ramping up to 2,200 tpd in 2018, which is the mining rate outlined in the Company's Feasibility Study for the mine.  However the mining team regularly achieved stronger daily mining rates during the first quarter of 2017, with an average mining rate of 1,710 tpd, which had a positive impact on productivity.  Despite this strong performance, Golden Star is maintaining its full year 2017 production guidance for Wassa Underground at this time.

Wassa reported a cash operating cost per ounce1 for the first quarter of 2017 of $942, a 33% increase compared to the same period in 2016, primarily as a result of higher mining costs.  In 2016 Wassa Underground's mining costs were capitalized as the mine had not yet reached commercial production, but in the first quarter of 2017 the costs associated with the underground operation were included in Wassa's cash operating cost per ounce1 for the first time.

During the first quarter of 2017, mining operations were primarily in the F Shoot, the more moderate grade zone of the deposit.  In late March 2017 Golden Star began accessing the B Shoot, the higher grade zone of the deposit, for the first time via longitudinal stoping.  This higher grade ore is anticipated to have a positive impact both on Wassa Underground's production and mining costs in the second quarter of 2017 and a further reduction in costs is expected from the third quarter of 2017 once the Company begins accessing the wider, transverse stopes of the B Shoot.

Wassa Main Pit's mining costs also contributed to the higher mining costs during the period as mining operations were in an area with a higher strip ratio.  Additionally, higher cost stockpile ounces were processed in the first quarter of 2017, in contrast to a build-up in Q1 2016, and $1.0 million of severance expenses were paid during the quarter as a result of the streamlining of the open pit mining and maintenance teams as the open pit operation reduces in size.  Further severance charges are expected to be paid in the second quarter of 2017 but this phase of streamlining is anticipated to be concluded by the third quarter of 2017.

The cost of sales per ounce1 for Wassa in the first quarter of 2017 was $1,217.

Notes
1. See "Non-GAAP Financial Measures".

Prestea Gold Mine

		Three Months Ended March 31,
		2017	2016
PRESTEA FINANCIAL RESULTS

Revenue	$'000	$31,295	$25,118

Mine operating expenses	$'000	16,828	17,412
Severance charges	$'000	—	(184)
Royalties	$'000	1,610	1,296
Operating costs to metals inventory	$'000	(111)	(1,243)
Cost of sales excluding depreciation and amortization	$'000	18,327	17,281
Depreciation and amortization	$'000	3,135	1,517
Mine operating margin	$'000	$9,833	$6,320

Capital expenditures	$'000	13,670	7,376

PRESTEA OPERATING RESULTS
Ore mined	t	340,539	383,177
Waste mined	t	583,062	1,145,325
Ore processed	t	388,530	362,302
Grade processed	g/t	2.31	2.21
Recovery	%	88.9	84.4
Gold produced	oz	26,446	21,944
Gold sold	oz	26,613	21,782

Cost of sales per ounce[1]	$/oz	806	863
Cash operating cost per ounce[1]	$/oz	628	742

Notes
1. See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from the Prestea Open Pits in the first quarter of 2017 was 26,446 ounces, delivering record quarterly production for the third consecutive quarter.  This represents a 21% increase compared to the same period in 2016 due to higher throughput, higher ore grade processed and higher recovery rate.

Prestea reported a cash operating cost per ounce1 of $628 in the first quarter of 2017, which represents a 15% decrease compared to the same period in 2016.  This robust outperformance is a result of the strong production delivered by Prestea and the consequent increase in gold sold.  The cost of sales per ounce1 at Prestea in the first quarter of 2017 was $806.

During the first quarter of 2017 Golden Star commenced mining of the Mampon deposit.  Mampon is a high grade, oxide deposit, approximately 65 kilometres to the north of the Company's carbon-in-leach processing plant.  Trucking of the higher grade ore from Mampon began in early April 2017 and it is being blended with ore from the Prestea Open Pits.  The benefits of the higher grade ore from Mampon are expected to be realized in Golden Star's cash flow in the second and third quarters of 2017.

Prestea Underground Development

By the end of the first quarter of 2017, the refurbishment of Prestea Underground was in its final stages and development of the first stope of the West Reef had commenced.  All five Alimak raise climbers expected to deliver the targeted 650 tpd mining rate were on site and the winder upgrades were complete, enabling an increase in hoisting capacity to achieve the targeted production rate in 2017.

By May 2, 2017 a total of 8,800 tonnes of ore had been hoisted and delivered to the processing plant's run-of-mine pad.  Processing of this ore commenced in mid-April 2017 and it is being blended with ore from the Prestea Open Pits and the Mampon deposit.  A total of 14,900 tonnes of waste have been hoisted since August 2016.

By May 2, 2017 the first Alimak had advanced 124 metres up the ore body from 24 Level towards 21 Level, as planned.  The development of the second Alimak nest is also complete and development of the second raise is expected to begin in mid-May.

Underground development works continued with a total development advance of approximately 1,010 metres completed by May 2, 2017.  Although the development of the first raise has progressed on target, the total development advance is behind schedule, particularly in terms of footwall drive development.  This delay is as a result of commissioning-related infrastructure issues, involving underground haulage and water pumping, and the mine's relatively inexperienced workforce.  Golden Star is seeking to rectify these issues by further upgrading key parts of Prestea Underground's infrastructure, such as the pumping system, and by investing in further training for employees.

Despite this delay, blasting of the first stoping ore remains on track to occur in the second quarter of 2017, with commercial production anticipated to be achieved in the third quarter of 2017.

Notes
1. See "Non-GAAP Financial Measures".

Exploration

2017 Exploration Strategy

During the first quarter of 2017 Golden Star released its enhanced exploration strategy for the year.  The first phase of the exploration strategy comprises 48,000 metres of drilling at a cost of $6.5 million and further drilling may be conducted subject to the results received.  The objective of the strategy is to increase the lives of Golden Star's operations in the short, medium and long term.  In line with the strategy, drilling commenced at the initial targets during the first quarter of 2017, which included Prestea Underground, the Prestea Open Pits, the Mampon deposit and the nearby Aboronye deposit, and the 242 trend at Wassa.

At Prestea Underground, the primary focus of the drilling program is the extension and definition of the high grade West Reef.  The objective of this work is to assess the opportunity to increase the supply of high grade, underground ore to the processing plant in the near term.  The drilling program is also investigating the opportunity to include ore from the Main Reef into the mine plan in the medium term and to explore the South Gap and Tuapim areas.

At the Prestea Open Pits and Mampon deposit, the drilling program is focused on defining additional Mineral Resources to extend production into the fourth quarter of 2017 and potentially beyond.  Golden Star expects to release the initial results of this drilling later in the second quarter of 2017.

Results from 2016 Wassa In-Fill Drilling Program

During the first quarter of 2017 the remaining results were received from the in-fill drilling program at Wassa, targeting the first planned transverse stoping areas in the B Shoot zone.  The previously released assay results confirmed the wide zones of high grade gold mineralization and significant intercepts included 30.2 metres grading 15.3 grams per tonne ("g/t") of gold ("Au") from 270.0 metres and 24.5m grading 12.1 g/t Au from 280.0 metres.

The drilling also targeted gaps in the current planned stopes to determine whether the areas of higher grade mineralization are continuous.  The results from the most northern holes of this program indicated that the deposit is open to the north and as such, Golden Star will evaluate the viability of adding additional stopes to the mine plan in this area.

FINANCIAL PERFORMANCE

Capital Expenditures

After investing significantly in its two underground mines in 2016, Golden Star continued to incur substantial capital expenditures in the first quarter of 2017 as the Company further advanced Prestea Underground towards production.  Capital expenditures totaled $16.7 million, a 5% increase compared to the same period in 2016.  However capital expenditures reduced by 30% compared to the fourth quarter of 2016, reflecting the construction of Wassa Underground being largely complete and the commencement of commercial production at this mine.

Development capital accounted for 83% of capital expenditures ($13.9 million), with the majority relating to Prestea Underground ($10.3 million).  Other capital expenditures during the quarter were incurred in order to bring the Mampon deposit into production ($2.5 million), to fund the continued development of Wassa Underground ($1.7 million) and for improvements to the Wassa Tailings Storage Facility ($1.0 million).

First Quarter 2017 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Open Pit and Processing Plant
Wassa Tailings Expansion		$1.0
Wassa Underground		$1.7
Other Development		$0.3
Wassa Subtotal			$3.0
Prestea Open Pit Mines	$2.8
Prestea Underground		$10.3
Other Development		$0.6
Prestea Subtotal			$13.7
Consolidated	$2.8	$13.9	$16.7

Other Financial Highlights

Gold revenues for the first quarter of 2017 totaled $68.5 million from gold sales of 58,144 ounces, at an average realized gold price of $1,179 per ounce.  This represents a 12% increase in revenues compared to the first quarter of 2016, which was due to higher gold production at the Prestea Open Pits, a 2% higher realized gold price and the commencement of commercial production at Wassa Underground.

Cost of sales excluding depreciation and amortization for the first quarter of 2017 totaled $51.4 million, an increase of 25% from the same period in 2016.  This was due primarily to higher mining costs at Wassa as a result of Wassa Underground achieving commercial production, as previously underground mining costs were capitalized.  In addition, there was a $4.8 million increase in inventory charges in the first quarter of 2017 due to a drawdown of stockpiles at Wassa and no build-up of inventory at the Prestea Open Pits.

Depreciation and amortization expenses for the first quarter of 2017 totaled $8.4 million, a 46% increase compared to the first quarter of 2016.  This increase is primarily a result of the commencement of depreciation on the Wassa Underground assets, stronger production from the Prestea Open Pits and lower Mineral Resource and Mineral Reserve estimates for the Prestea Open Pits compared to 2016.

As a result, Golden Star reported a mine operating margin of $8.7 million in the first quarter of 2017.  This represents a decrease of 39% compared to the same period in 2016 as a result of the higher cost of sales and the higher depreciation and amortization expenses in the first quarter of 2017.

General and administrative ("G&A") expenses for the first quarter of 2017 totaled $8.0 million, which included $4.7 million of non-cash share-based compensation expenses reflecting the improvement in the Company's share price.  G&A expenses excluding non-cash share-based compensation cost were $3.3 million in the first quarter of 2017, a 14% increase compared to Q1 2016.

Golden Star recorded a fair value gain of $2.3 million on financial instruments in the first quarter of 2017, compared to a loss of $2.2 million in the same period in 2016.  The gain was comprised of a $3.1 million non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures, offset by a $0.4 million non-cash revaluation loss on warrants, a $0.2 million loss on the conversion of the 7% Convertible Debentures and a $0.2 million non-cash revaluation loss on the 5% Convertible Debentures.

The net income attributable to Golden Star shareholders in for the first quarter of 2017 was $0.2 million or $0.00 income per share, compared to a net income of $2.1 million or $0.01 income per share in the first quarter of 2016.  The lower net income was due primarily to a mining operating loss at Wassa, which was partially offset by a higher mine operating margin at the Prestea Open Pits and a fair value gain on financial instruments.  The mine operating loss at Wassa in the first quarter of 2017 was due to lower production from the Wassa Main Pit as a result of mining in a lower grade ore zone, higher mining costs associated with underground mining and production from Wassa Underground affected by mining in the lower grade F Shoot.

After certain adjustments, the adjusted net earnings attributable to Golden Star shareholders1 was $3.4 million, compared to $8.5 million in the same period in 2016.

Cash provided by operations in the first quarter of 2017 was $9.4 million or $0.03 per share, which compares to $0.9 million or $0.00 per share in Q1 2016.  Cash provided by operations before changes in working capital for the period was $17.7 million or $0.05 per share, compared to $10.8 million or $0.04 per share in the same period of 2016.  The increase in cash provided by operations before working capital was due primarily to a $10.0 million advance payment from RGLD Gold AG ("RGLD") during the first quarter of 2017 compared to $nil in the first quarter of 2016, and the higher mine operating margin at the Prestea Open Pits.  The increase was partially offset by the mine operating loss at Wassa in the first quarter of 2017 compared to the mine operating margin for the same period in 2016.

The Company's consolidated cash balance was $36.5 million at March 31, 2017. Working capital used $8.3 million during the three months ended March 31, 2017, compared to $9.8 million in the same period in 2016. The working capital changes in the first quarter of 2017 related to a decrease of $8.3 million in accounts payable and accrued liabilities, a $1.8 million increase in inventory, a $1.3 million increase in prepaid and other, offset by a $3.1 million decrease in accounts receivable.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX.  The data relating to the first quarter of 2017 will be available 24 hours after release at the latest.

Notes
1. See "Non-GAAP Financial Measures".

Other Corporate Developments

Bought Deal Transaction

On February 7, 2017, the Company completed a bought deal public offering of common shares which resulted in 31,363,950 common shares being sold at a price of C$1.10 per share for gross proceeds of C$34.5 million (net proceeds of C$32.7 million or $24.5 million).

The Company intends to use the net proceeds from the offering to fund:

•	Exploration projects on the Company's properties
•	Capital expenditures at Wassa and Prestea
•	The partial repayment of the Company's 5% Convertible Debentures
•	Working capital and general corporate purposes

Streaming Agreement with RGLD

During the first quarter of 2017, the Company received the final advance payment of $10.0 million pursuant to the gold purchase and sale agreement, as amended (the "Streaming Agreement") with RGLD. Since the inception of the Streaming Agreement in July 2015, the Company has received total advance payments of $145.0 million.  All advance payments required under the streaming agreement have now been received from RGLD.

$25 million Medium Term Loan Facility from Ecobank

In March 2017, Golden Star, through its subsidiary, Golden Star (Wassa) Limited ("GSWL"), signed a commitment letter for a $25 million secured loan facility (the "Facility") with Ecobank Ghana Limited.  GSWL has twelve months from the date of the commitment letter to drawdown the Facility, if it wishes to do so, and the Facility will be repayable within 60 months of initial drawdown. There are no early prepayment penalties. Interest on amounts drawn under the Facility would be payable monthly at three month LIBOR plus a spread of 8.0% payable in arrears.  The Company anticipates that any drawdowns from the Facility would be used for general working capital purposes and as at May 3, 2017 Golden Star has not made any drawdown.

Conversions of 7% Convertible Debentures

During the first quarter of 2017, $8.5 million principal outstanding of the 7% Convertible Debentures were converted into 9,445,552 shares. In total, $13.5 million principal outstanding of the 7% Convertible Debentures has been converted into 15,002,218 common shares as at May 3, 2017. Total principal that remains outstanding on the 7% Convertible Debentures is $51.5 million.  During the first quarter of 2017, the Company recognized a $0.2 million loss on conversion of the 7% Convertible Debentures.

Outlook

Golden Star remains on track to achieve its guidance on all stated metrics for 2017.  This includes consolidated full year production of 255,000-280,000 ounces of gold at a cash operating cost per ounce1 of between $780 and $860, an AISC per ounce1 of between $970 and $1,070 and capital expenditures of $63 million, which includes the enhanced exploration budget.

Golden Star expects gold production to be weighted towards the second half of the year, accordingly gold production in the second quarter of 2017 is expected to be in line with the production results for the first quarter of 2017.  Consequently, Golden Star anticipates that its cash operating cost per ounce1 and AISC per ounce1 will be higher during the first half of 2017, due to the lower grade ore being fed to both processing plants during this period.

Golden Star expects production to continue to expand and cash operating costs1 to decrease further as both underground development projects ramp up and the Company completes its transformation into a high grade, low cost gold producer.

Notes
1. See "Non-GAAP Financial Measures".

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the third quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

	Three Months Ended March 31,
	2017	2016

Revenue	$68,545	$61,067
Cost of sales excluding depreciation and amortization	51,406	41,058
Depreciation and amortization	8,439	5,796
Mine operating margin	8,700	14,213

Other expenses/(income)
Exploration expense	672	442
General and administrative	7,992	7,222
Finance expense, net	2,793	2,106
Other income	(174)	(78)
(Gain)/loss on fair value of financial instruments, net	(2,948)	2,207
Loss on conversion of 7% Convertible Debentures, net	165	—
Net (loss)/income and comprehensive (loss)/income	$(250)	$2,314
Net (loss)/income attributable to non-controlling interest	(420)	263
Net income attributable to Golden Star shareholders	$170	$2,051

Net income per share attributable to Golden Star shareholders
Basic and diluted	$0.00	$0.01
Weighted average shares outstanding-basic (millions)	359.0	259.9
Weighted average shares outstanding-diluted (millions)	371.2	264.9

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

	As of
	March 31, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$36,455	$21,764
Accounts receivable	4,159	7,299
Inventories	45,559	44,381
Prepaids and other	5,728	3,926
Total Current Assets	91,901	77,370
RESTRICTED CASH	6,493	6,463
MINING INTERESTS	222,715	215,017
Total Assets	$321,109	$298,850

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$85,811	$92,900
Derivative liabilities	3,179	2,729
Current portion of rehabilitation provisions	5,445	5,515
Current portion of deferred revenue	19,635	19,234
Current portion of long term debt	18,151	15,378
Current portion of other liability	9,744	2,073
Total Current Liabilities	141,965	137,829
REHABILITATION PROVISIONS	70,757	71,867
DEFERRED REVENUE	101,188	94,878
LONG TERM DEBT	79,760	89,445
LONG TERM DERIVATIVE LIABILITY	9,927	15,127
LONG TERM OTHER LIABILITY	4,119	10,465
Total Liabilities	407,716	419,611

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	780,248	746,542
CONTRIBUTED SURPLUS	34,559	33,861
DEFICIT	(832,781)	(832,951)
Deficit attributable to Golden Star shareholders	(17,974)	(52,548)
NON-CONTROLLING INTEREST	(68,633)	(68,213)
Total Deficit	(86,607)	(120,761)
Total Liabilities and Shareholders' Equity	$321,109	$298,850

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31,
	2017	2016

OPERATING ACTIVITIES:
Net (loss)/income	$(250)	$2,314
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	8,444	5,801
Share-based compensation	4,715	4,344
Gain on fair value of embedded derivatives	(3,131)	—
Recognition of deferred revenue	(3,289)	(2,775)
Proceeds from Royal Gold stream	10,000	—
Reclamation expenditures	(1,491)	(1,532)
Other	2,727	2,615
Changes in working capital	(8,287)	(9,839)
Net cash provided by operating activities	9,438	928
INVESTING ACTIVITIES:
Additions to mining properties	(155)	(264)
Additions to construction in progress	(16,548)	(15,650)
Change in accounts payable and deposits on mine equipment and material	(1,693)	(6,290)
Increase in restricted cash	(29)	—
Net cash used in investing activities	(18,425)	(22,204)
FINANCING ACTIVITIES:
Principal payments on debt	(846)	(2,271)
Proceeds from debt agreements	—	3,000
Shares issued, net	24,524	—
Net cash provided by financing activities	23,678	729
Increase/(decrease) in cash and cash equivalents	14,691	(20,547)
Cash and cash equivalents, beginning of period	21,764	35,108
Cash and cash equivalents, end of period	$36,455	$14,561

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "All-In Sustaining Costs per ounce", "cost of sales per ounce", "cash provided by operations before changes in working capital" and "adjusted net earnings attributable to shareholders".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.  "Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

"All-In Sustaining Costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs excluding non-cash share based compensation, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs.  This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of All-In Sustaining Costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.  Non-cash share-based compensation expenses are now also excluded from the Company's current method of calculating All-In Sustaining Costs, as the Company believes that such expenses may not be representative of the actual payout on the equity and liability based awards. Non-cash share-based compensation expenses were previously included in the calculation of All-In sustaining costs. The Company has presented comparative figures to conform with the computation of All-In Sustaining Costs as currently calculated by the Company.

"Cost of sales" means cost of sales excluding depreciation and amortization as shown on the Company's statement of operations plus depreciation and amortization.  "Cost of sales per ounce" for the period is "Cost of sales" divided by the number of ounces of gold sold during the period.

"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share – basic" is "Cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.

In order to indicate to stakeholders the Company's earnings excluding the non-cash loss on the fair value of the Company's outstanding convertible debentures, non-cash impairment charges, and non-cash share based compensation, the Company calculates "adjusted net income attributable to shareholders" and "adjusted income per share attributable to shareholders" to supplement the condensed consolidated financial statements.  The adjusted income per share attributable to shareholders is calculated using the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There are material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2016, which is available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: production, profitability, cash operating costs, cash operating costs per ounce, and AISC per ounce for 2017; the risk profile of the Company; the ability to achieve 2017 production guidance in terms of production, profitability, cash operating costs, cash operating costs per ounce, AISC per ounce, and capital expenditures; the timing for transforming, and the Company's ability to transform, into a lower cost producer and the resulting reduction in cash operating costs; sustaining, development and total capital expenditures for 2017; future work to be completed at Prestea Underground; the achievement of blasting the first stope at Prestea Underground in Q2 2017; the ability of Prestea Underground to commence commercial production in Q3 2017; the timing for rehabilitation work, as well as pre-development and development work and stoping, at Prestea Underground mine; the timing of and amount of production from Prestea Underground; the anticipated mining rate for Prestea Underground; the grade of ore from Prestea Underground and Mampon; production from Wassa Underground; the accessing of the transverse stopes of the higher grade B Shoot zone at Wassa Underground in Q3 2017; reaching full production at Wassa Underground in 2018; capital expenditures for the development of Prestea Underground; the expected higher grade nature of the Mampon deposit; the success of the Company's exploration results at Mampon and the Prestea Open Pits; the impact of mining Mampon on the Company's cash flow; the timing of the conclusion of commercial production at Prestea Open Pits and Mampon; and ability of the Company to extend production at the Prestea Open Pits and Mampon; the timing of the release of the Company's drilling results; the potential to expand the Mineral Resources of the Company through further drilling; the Company's ability to reduce the level of its debt, including through internal cash flow as the Company's new underground operations ramp-up to full production; the Company's intended use of the net proceeds from the bought deal public offering; the Company's intended use of proceeds from the Facility; and the ability of the Company to repay the 5% Convertible Debentures and 7% Convertible Debentures when due or to restructure them or make alternate arrangements.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101 ("NI 43-101"). Mr. Wasel is Vice President of Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2017/03/c1705.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 03-MAY-17